Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 9, 2019	Registration Statement No. 333-217861
Relating to the Preliminary
Prospectus Supplements each dated May 8, 2019
(To Prospectus dated May 10, 2017)

Intercept Pharmaceuticals, Inc.

Concurrent Offerings of

2,400,000 Shares of Common Stock (the “Common Stock Offering”)

and

$200,000,000 Aggregate Principal Amount of 2.00% Convertible Senior Notes due 2026 (the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated May 8, 2019 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated May 8, 2019 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and (iii) the base prospectus dated May 10, 2017, including the documents incorporated by reference therein, each filed under the Securities Act of 1933, as amended (the "Securities Act"), Registration Statement No. 333-217861. Concurrently with the Common Stock Offering and the Convertible Notes Offering, the Issuer will sell, subject to the consummation of the Common Stock Offering and other customary closing conditions, 119,760 shares of its common stock to one of its existing stockholders in the Concurrent Private Placement (as defined below) at the same price as that applicable to the Common Stock Offering. The Common Stock Offering and the Convertible Notes Offering are not contingent upon one another or upon the Concurrent Private Placement. The consummation of the Concurrent Private Placement is contingent upon the consummation of the Common Stock Offering. The final prospectus supplements relating to the Common Stock Offering and the Convertible Notes Offering, each dated May 9, 2019 (the “Final Prospectus Supplements”), will reflect conforming changes to the information in this communication. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying base prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the applicable Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Intercept Pharmaceuticals, Inc., a Delaware corporation.
Ticker / Exchange for Common Stock:	ICPT / The Nasdaq Global Select Market (“Nasdaq”).
Trade Date:	May 10, 2019.
Settlement Date:	May 14, 2019.
Nasdaq Last Reported Sale Price on May 9, 2019:	$83.90 per share of the Issuer’s common stock.
Use of Proceeds:	The Issuer intends to use the net proceeds from the Common Stock Offering, the Convertible Notes Offering and the Concurrent Private Placement for working capital and general corporate purposes, which may include, among other things, funding launch preparation activities associated with the potential approval and commercialization of obeticholic acid for nonalcoholic steatohepatitis, the ongoing commercialization of Ocaliva in primary biliary cholangitis and the continued advancement of the Issuer’s clinical and research and development programs.

Common Stock Offering

Shares of Common Stock Offered:

2,400,000 shares of common stock of the Issuer (or up to an aggregate of 2,760,000 shares if the underwriters of the Common Stock Offering exercise their over-allotment option to purchase up to an additional 360,000 shares in full).

Initial Price to the Public, Underwriting Discount and Proceeds:	The following table shows the initial price to the public, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Common Stock Offering:

	Per Share	Total
Price to Public	$83.50	$200,400,000
Underwriting Discounts and Commissions	$4.80	$11,523,000
Proceeds to the Issuer	$78.70	$188,877,000

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Jefferies LLC
Lead Managers:	Cantor Fitzgerald & Co. UBS Securities LLC
Co-Managers:	Robert W. Baird & Co. Incorporated Needham & Company, LLC Oppenheimer & Co. Inc. Roth Capital Partners, LLC

Common Stock to be Outstanding after the Common Stock Offering and the Concurrent Private Placement:	32,296,838 shares (or 32,656,838 shares if the underwriters of the Common Stock Offering exercise their over-allotment option in full).

  Convertible Notes Offering

Notes Offered:	2.00% Convertible Senior Notes due 2026 (the “Notes”).
Aggregate Principal Amount of Notes Offered:
$200,000,000 aggregate principal amount of Notes (or $230,000,000 aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their over-allotment option to purchase up to an additional $30,000,000 principal amount of Notes in full).
Maturity Date:	May 15, 2026, unless earlier repurchased, redeemed or converted.
Interest Rate:	2.00% per annum, accruing from the Settlement Date.
Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2019.
Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.
Conversion Premium:	Approximately 30% above the initial price to the public per share of the Issuer’s common stock in the Common Stock Offering.
Initial Conversion Price:	Approximately $108.55 per share of the Issuer’s common stock.
Initial Conversion Rate:	9.2123 shares of the Issuer’s common stock per $1,000 principal amount of Notes.
Optional Redemption:

The Issuer may not redeem the Notes prior to May 20, 2023. The Issuer may redeem for cash all or part of the Notes, at the Issuer’s option, on or after May 20, 2023 if the Last Reported Sale Price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 Trading Days (whether or not consecutive) during any 30 consecutive Trading Day period (including the last Trading Day of such period) ending on, and including, the Trading Day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

The Issuer will give notice of any redemption not less than 35 nor more than 60 calendar days before the redemption date by mail or electronic delivery to the Trustee, the paying agent and each holder of the Notes.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Issuer:

	Per Note	Total
Public offering price(1)	$1,000	$200,000,000
Underwriting discounts and commissions	$27.50	$5,500,000
Proceeds, before expenses, to the Issuer	$972.50	$194,500,000
(1) Plus accrued interest, if any, from the Settlement Date.

CUSIP:	45845P AB4
ISIN:	US45845PAB40
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Jefferies LLC
Lead Manager:	RBC Capital Markets, LLC
Co-Manager:	JMP Securities LLC
Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change:

Following a “Make-whole Fundamental Change” (as defined in the Convertible Notes Preliminary Prospectus Supplement) that occurs prior to the Maturity Date, the Issuer will increase the conversion rate for a holder who elects to convert its Notes in connection with such Make-whole Fundamental Change in certain circumstances, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change” in the Convertible Notes Preliminary Prospectus Supplement.

The following table sets forth the number of Additional Shares, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a Make-whole Fundamental Change for each Stock Price and Effective Date set forth below:

	Stock Price
Effective Date	$83.50	$90.00	$100.00	$108.55	$120.00	$130.00	$141.12	$175.00	$200.00	$250.00	$300.00	$400.00	$500.00	$750.00
May 14, 2019	2.7637	2.4133	1.9846	1.6975	1.3961	1.1905	1.0082	0.6451	0.4858	0.2994	0.1982	0.0930	0.0567	0.0034
May 15, 2020	2.7637	2.3879	1.9279	1.6228	1.3061	1.0931	0.9073	0.5492	0.4002	0.2360	0.1537	0.0743	0.0440	0.0034
May 15, 2021	2.7637	2.3373	1.8390	1.5116	1.1763	0.9549	0.7659	0.4205	0.2890	0.1586	0.1009	0.0509	0.0300	0.0034
May 15, 2022	2.7637	2.2857	1.7340	1.3720	1.0043	0.7665	0.5699	0.2476	0.1491	0.0728	0.0465	0.0256	0.0155	0.0026
May 15, 2023	2.7637	2.2770	1.6692	1.2626	0.8338	0.5383	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2024	2.7637	2.2612	1.6224	1.2079	0.7844	0.5012	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2025	2.7637	2.1257	1.4263	1.0034	0.6098	0.3732	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2026	2.7637	1.8988	0.7877	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Stock Prices and Effective Dates may not be set forth in the table above, in which case:

•	If the Stock Price is between two Stock Prices in the table above or the Effective Date is between two Effective Dates in the table above, the number of Additional Shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year.

•	If the Stock Price is greater than $750.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no Additional Shares will be added to the conversion rate.

•	If the Stock Price is less than $83.50 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no Additional Shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 11.9760 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

_____________________________

Changes to the Preliminary Prospectus Supplements

Concurrent Private Placement

Pursuant to a securities purchase agreement with Samsara BioCapital, L.P. (“Samsara”), one of the Issuer’s existing stockholders, dated as of May 8, 2019 (the “Private Placement Agreement”), the Issuer will sell to Samsara, in a private placement exempt from the registration requirements of the Securities Act, and at a sale price equal to the price to the public in the Common Stock Offering, shares of its common stock with an aggregate purchase price of $10,000,000 (the “Concurrent Private Placement”). The Issuer will not pay any underwriting discounts or commissions with respect to the shares that are sold in the Concurrent Private Placement. The consummation of the Concurrent Private Placement is contingent on the closing of the Common Stock Offering and the satisfaction of certain other customary conditions. However, neither the consummation of the Common Stock Offering nor the consummation of the Convertible Notes Offering is contingent on the consummation of the Concurrent Private Placement. Samsara has agreed not to sell or transfer any of the Issuer’s common stock or securities convertible into, exchangeable for, exercisable for, or repayable with the Issuer’s common stock for 60 days after the date of the Final Prospectus Supplements without first obtaining the written consent of Goldman Sachs & Co. LLC.

_____________________________

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements each dated May 8, 2019 and the accompanying base prospectus dated May 10, 2017) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, New York 10010, telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, telephone: 1-877-547-6340 or by emailing Prospectus_Department@jefferies.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplements each dated May 8, 2019 and the accompanying base prospectus dated May 10, 2017. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying base prospectus. Terms used but not defined herein have the meanings given in the applicable Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.